As filed with the Securities and Exchange Commission on June 24, 2005

File No. 70-10237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM U-1/A

AMENDMENT NO. 2

AMENDED AND RESTATED

APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

___________________________________

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

(Name of Company filing this statement and address of principal executive offices)

___________________________________________________________________

Black Hills Corporation

(Name of Top Registered Holding Company Parent of Each Applicant or Declarant)

___________________________________________________________________

David R. Emery

President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

___________________________________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

Michael C. Griffen

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, DC 20004

Item 1. Description of Proposed Transaction

A.	INTRODUCTION

Black Hills Corporation (“Black Hills”) is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”). Black Hills directly owns all of the issued and outstanding common stock of two electric utility companies, Black Hills Power, Inc. (“Black Hills Power’), and Cheyenne Light, Fuel and Power Company (“CLF&P”) (collectively, “Utility Subsidiaries”). In addition, Black Hills directly owns all of the issued and outstanding common stock of two non-utility companies, Black Hills Energy, Inc. (“Black Hills Energy”), and Black Hills Fiber Systems, Inc., which, through their subsidiaries (collectively, “Non-Utility Subsidiaries”), own non-utility businesses engaged in the development, ownership, and operation of exempt wholesale generators (“EWGs”) and qualifying facilities (“QFs”); the production, transportation, and marketing of natural gas, oil, coal, and other energy commodities, power marketing, and other energy-related activities; and exempt telecommunications activities.

On December 28, 2004, the Securities and Exchange Commission (the “Commission”), acting on Black Hills’ application on Form U-1, as amended (“Application”), issued an order authorizing financing and certain related transactions, including investments in EWGs and foreign utility holding companies; approving service company and intrasystem transactions; and reserving jurisdiction. Black Hills Corporation, et al., Holding Company Act Release No. 35-27931 (December 28, 2004) (“Financing Order”). In the Financing Order the Commission authorized Black Hills to, among other things, establish and operate a Utility Money Pool and a Non-Utility Money Pool (collectively, “Money Pools”).

Specifically, the Commission authorized Black Hills to establish the Utility Money Pool and, to the extent not exempted by Rule 52, authorized Black Hills Power to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and, if applicable, acquire promissory notes from) the Utility Money Pool. Similarly, the Commission authorized Black Hills to establish the Non-Utility Money Pool. The Commission authorized Black Hills to contribute surplus funds and to lend and extend credit to Black Hills Power through the Utility Money Pool and to the Non-Utility Subsidiaries through the Non-Utility Money Pool. The Commission approved the forms of Utility Money Pool Agreement and Non-Utility Money Pool Agreement (“Money Pool Agreements”) proposed by Black Hills. The Commission approved Black Hills’ proposal that the Money Pools be administered by Black Hills Service Company, LLC (“Black Hills Service”), the service company subsidiary for the Black Hills holding company system (“Black Hills System”) authorized by the Commission in the Financing Order.

At the time of its Application for the Financing Order, Black Hills owned only one Utility Subsidiary, Black Hills Power. Subsequently, Black Hills acquired CLF&P as a second Utility Subsidiary pursuant to authorization granted by the Commission. Black Hills Corporation, et al., Holding Company Act Release No. 35-27933 (December 29, 2004) (“Acquisition Order”). In the Acquisition Order the Commission authorized CLF&P to participate in the Black Hills Utility Money Pool on the same basis as it authorized Black Hills Power to participate in the Utility Money Pool in the Financing Order.

B.	PROPOSED POST-EFFECTIVE AMENDMENTS TO MONEY POOLS

Black Hills proposes the following changes to the structure and operation of the Money Pools authorized in the Financing Order.

1.         CLF&P to Participate in Utility Money Pool. Black Hills proposes modifications to the form of Utility Money Pool Agreement to expressly reflect CLF&P’s participation in the Utility Money Pool. In the Acquisition Order the Commission authorized CLF&P to participate in the Black Hills Utility Money Pool, but the form of Utility Money Pool Agreement the Commission approved in the Financing Order does not reflect CLF&P’s eligibility to participate in the Utility Money Pool. As amended, the form of Utility Money Pool Agreement will make express reference to, and apply to, both Black Hills Power and CLF&P. Black Hills’ proposed amended form of Utility Money Pool Agreement is provided as Exhibit M-1/A2.

2.         Black Hills Energy to Serve as Repository for Non-Utility Money Pool. Black Hills proposes that Black Hills Energy serve as the repository for the Non-Utility Money Pool. Under the authorization granted in the Financing Order, loans in the Non-Utility Money Pool may be made from either Black Hills or any Non-Utility Subsidiary that is authorized to participate in the Non-Utility Money Pool (the “Non-Utility Money Pool Lender”) to the Non-Utility Money Pool and from the Non-Utility Money Pool to another Non-Utility Subsidiary participant in the Non-Utility Money Pool (the “Borrowing Non-Utility Subsidiary”). Under the change to the Non-Utility Money Pool structure proposed here, all loans in the Non-Utility Money Pool may be made from a Non-Utility Money Pool Lender to Black Hills Energy, and from Black Hills Energy to any Borrowing Non-Utility Subsidiary. Black Hills’ proposed amended form of Non-Utility Money Pool Agreement is provided as Exhibit M-2/A2.

The purpose of the proposed change to the Non-Utility Money Pool is to enhance the efficient and cost-effective operation of the Non-Utility Money Pool by allowing Black Hills Energy, an existing intermediate holding company in the Black Hills System, to utilize its existing infrastructure and resources on behalf of the Non-Utility Money Pool, rather than requiring the creation of duplicative structures and the use of additional resources to handle Non-Utility Money Pool functions. (Black Hills Energy is the parent company of all of the Non-Utility Subsidiaries authorized to participate in the Non-Utility Money Pool other than Black Hills Service and the Non-Utility Subsidiaries that are a part of Black Hills telecommunications businesses, which are exempt telecommunications companies that are under contract to be sold.) Black Hills Service will administer and operate the Non-Utility Money Pool in the same manner as the Commission authorized in the Financing Order, and the Non-Utility Money Pool will be subject to the same restrictions as the Commission imposed in that order. Black Hills Energy will create separate accounts for Non-Utility Money Pool purposes and ensure that Non-Utility Money Pool funds will not be co-mingled with Black Hills Energy funds. Additionally, no loans through the Non-Utility Money Pool will be made to, and no borrowings through the Non-Utility Money Pool will be made by, Black Hills.

3.         Black Hills Power to Serve as Repository for Utility Money Pool. Black Hills proposes that Black Hills Power serve as the repository for the Utility Money Pool. Under the authorization granted in the Financing Order, loans in the Utility Money Pool may be made from either Black Hills or any Utility Subsidiary that is authorized to participate in the Utility Money Pool (the “Utility Money Pool Lender”) to the Utility Money Pool and from the Utility Money Pool to another Utility Subsidiary participant in the Utility Money Pool (the “Borrowing Utility Subsidiary”). Under the change to the Utility Money Pool structure proposed here, all loans in the Utility Money Pool may be made from a Utility Money Pool Lender to Black Hills Power, and from Black Hills Power to any Borrowing Utility Subsidiary. Black Hills’ proposed amended form of Utility Money Pool Agreement is provided as Exhibit M-1/A2.

The purpose of the proposed change to the Utility Money Pool is the same as Black Hills’ proposed change to the Non-Utility Money Pool: to enhance the efficient and cost-effective operation of the Utility Money Pool by allowing Black Hills Power, an existing company in the Black Hills System, to utilize its existing infrastructure and resources on behalf of the Utility Money Pool, rather than requiring the creation of duplicative structures and the use of additional resources to handle Utility Money Pool functions. Black Hills Service will administer and operate the Utility Money Pool in the same manner as the Commission authorized in the Financing Order and the Acquisition Order, and the Utility Money Pool will be subject to the same restrictions as the Commission imposed in those orders. Black Hills Power will create separate accounts for Utility Money Pool purposes and ensure that Utility Money Pool funds will not be co-mingled with Black Hills Power funds. Additionally, no loans through the Utility Money Pool will be made to, and no borrowings through the Utility Money Pool will be made by, Black Hills.

4.         Modification to Interest Provisions of Money Pool Agreements. Black Hills proposes modifications to the forms of Utility Money Pool Agreement and Non-Utility Money Pool Agreement to clarify that each lender to either of the Money Pools may earn the same interest rate that borrowers from the Money Pools pay.

Further, Black Hills proposes further modifications to the Money Pool Agreements to clarify that the applicable interest rate on any outstanding loans through the Money Pools will be the composite weighted average daily effective cost incurred by the Lending Parties for External Funds1 outstanding on that date. The daily effective cost shall be inclusive of interest rate swaps related to such External Funds. If there are no External Funds outstanding on that date, then the applicable interest rate will be the daily one-month LIBOR rate plus 100 basis points. Black Hills’ proposal is consistent with interest rate provisions in other money pool agreements approved by the Commission.2

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1.          Under each form of Money Pool Agreement, “External Funds” are defined as proceeds from bank loans, the sale of notes, and/or the sale of commercial paper by the Lending Parties.

2.          See, e.g., Centerpoint Energy, Holding Company Act Release No. 35-27972 (May 20, 2005) (approving interest rate determination based on composite weighted average daily effective costs incurred by the Lending Parties for External Funds outstanding on that date); Financing Order (approving LIBOR as the basis for cost-of-money determinations for short-term financings (LIBOR plus 300 basis points)).

5.         Addition of Participants to Non-Utility Money Pool. Black Hills proposes that the list of authorized Non-Utility Subsidiary participants in the Non-Utility Money Pool be updated to reflect the addition and dissolution of a small number of Non-Utility Subsidiaries since the date of the Financing Order. Black Hills requests that the following Non-Utility Subsidiaries be authorized to participate in the Non-Utility Money Pool:

BHFC Publishing, LLC

Black Hills Cabresto Pipeline, LLC

Black Hills Colorado, LLC

Black Hills Energy, Inc.

Black Hills Energy Pipeline, LLC

Black Hills Energy Resources, Inc.

Black Hills Energy Terminal, LLC

Black Hills Exploration and Production, Inc.

Black Hills Fiber Systems, Inc.

Black Hills FiberCom, L.L.C.

Black Hills Fountain Valley, LLC

Black Hills Fountain Valley II, LLC

Black Hills Gas Holdings Corp.

Black Hills Gas Resources, Inc.

Black Hills Generation, Inc.

Black Hills Idaho Operations, LLC

Black Hills Independent Power Fund, Inc.

Black Hills Ivanpah, LLC

Black Hills Ivanpah GP, LLC

Black Hills Kilgore Energy Pipeline, LLC

Black Hills Kilgore Pipeline Company, L.P.

Black Hills Kilgore Pipeline, Inc.

Black Hills Midstream, LLC

Black Hills Millennium Pipeline, Inc.

Black Hills Millennium Terminal, Inc.

Black Hills Publishing Montana, LLC

Black Hills Nevada Operations, LLC

Black Hills Nevada Real Estate Holdings, LLC

Black Hills Nevada, LLC

Black Hills Ontario, LLC

Black Hills Operating Company, LLC

Black Hills Pepperell Power Associates, LLC

Black Hills Service Company, LLC

Black Hills Southwest, LLC

Black Hills Valmont Colorado, Inc.

Black Hills Waterville Station, LLC

Black Hills Wyoming, Inc.

Daksoft, Inc.

Desert Arc I, LLC

Desert Arc II, LLC

E-Next A Equipment Leasing Company, LLC

EIF Investors, Inc.

Enserco Energy Inc.

Fountain Valley Power, LLC

Harbor Cogeneration Company, LLC

Las Vegas Cogeneration Energy Financing Company, L.L.C.

Las Vegas Cogeneration II, LLC

Las Vegas Cogeneration Limited Partnership

Millennium Pipeline Company, L.P.

Millennium Terminal Company, L.P.

Sunco, Ltd., a Limited Liability Company

Varifuel, LLC

West Cascade Energy, LLC

Wyodak Resources Development Corp.

6.          Quarterly Money Pool Reports Under Rule 24. In the Financing Order the Commission authorized Black Hills to file various specified reports of financing-related activities on a quarterly basis subject to the terms and conditions prescribed in Rule 24, rather than more frequently as may be required under Rule 24. To the extent that Money Pool transactions are required to be reported under Rule 24, Black Hills proposes that it be allowed to submit cumulative reports of Money Pool transactions on a quarterly basis, rather than periodically within ten days of each such transaction as otherwise would be required under Rule 24, on the schedule for quarterly Rule 24 reports established in the Financing Order. Allowing cumulative reporting on a quarterly basis will enhance the efficient and cost-effective operation of the Money Pools by eliminating the need for a Rule 24 report for every Money Pool transaction.

Conforming changes to the Utility Money Pool Agreement and Non-Utility Money Pool Agreement reflecting the post-effective amendments described above are shown in the amended versions of those agreements provided as Exhibits M-1/A2 and M-2/A2.

In the Financing Order the Commission acknowledged Black Hills’ statement, made in its Application for the Financing Order, that it intended to form and operate the Utility Money Pool and the Non-Utility Money Pool by July 1, 2005. Black Hills advises the Commission that it intends to extend the implementation date for the Money Pools from July 1, 2005, until a date fifteen (15) days after the date of the Commission’s order on this post-effective amendment to the Application.

Item 2. Fees, Commissions, and Expenses

Black Hills expects to incur fees, commissions, and expenses in connection with this application estimated at approximately $5,000, consisting chiefly of outside counsel fees and expenses.

Item 3. Applicable Statutory Provisions

Black Hills considers Section 12 of the Act and Rule 52 of the Commission’s regulations under the Act to be applicable to the proposed changes to the Utility Money Pool and Non-Utility Money Pool. To the extent the Commission considers Black Hills’ proposed changes to require authorizations, exemptions, or approvals under any other section of the Act or the Commission’s rules and regulations under the Act, Black Hills requests such authorization, exemption, or approval.

Item 4. Regulatory Approval

No other state or federal regulatory authority, other than the Commission, has jurisdiction over the proposed changes to the Utility Money Pool and the Non-Utility Money Pool discussed in this application, and no other regulatory approvals are required.

Item 5. Procedure

Black Hills respectfully requests the Commission to publish notice of this application under Rule 23. Black Hills respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements

Exhibit M-1/A2	Amended Form of Utility Money Pool Agreement
Exhibit M-2/A2	Amended Form of Non-Utility Money Pool Agreement

Item 7. Information as to Environmental Effects

None of the matters that are the subject of this Application-Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of Black Hills or any Utility Subsidiary or Non-Utility Subsidiary that will have an impact on the environment. Black Hills is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment No. 1 to Form U-1/A, Amendment No. 2 Amended and Restated Application-Declaration Under the Public Utility Holding Company Act of 1935, to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION

/S/ David R. Emery
By:	__________________________________________
Name:	David R. Emery
Title:	President and Chief Executive Officer

Dated: June 24, 2005